Exhibit (a)(1)(O)
FORM OF COMMUNICATION TO ELIGIBLE EMPLOYEES
REJECTING THE ELECTION FORM UNDER THE EXCHANGE OFFER

Date:
To:
From:	Hastings Entertainment, Inc. (“Hastings”)
Re:	Rejected Election Form Under Hastings Entertainment, Inc. Stock Option Exchange Offer (the “Exchange Offer”)
Unfortunately, we could not accept your election form under the Exchange Offer for the following reason(s):
___The election form was received after the expiration deadline for the Exchange Offer. We cannot process your election.
___The election form was not properly signed (please note that the election form must be signed exactly as the eligible employee’s name appears on the stock option agreement for the stock options being surrendered. Special rules apply to name changes and to attorneys-in-fact, fiduciaries and other representatives; see Section 3 of the Amended and Restated Offer to Exchange document if this applies).
___It is unclear what election was intended and/or you failed to make an election with respect to your eligible stock options.
If you wish to participate in the Exchange Offer and the Exchange Offer has not yet expired, please correct the defects noted above on the attached copy of your election form, initial your corrections and deliver the corrected election form to Hastings at the address listed on the election form. In this case, your election must be received before 11:59 p.m., Central Daylight Savings Time, on July 13, 2009 (or such later date as may apply if the Exchange Offer is extended).
If we do not receive a properly completed and signed election form before the deadline noted above, all eligible stock options currently held by you will remain outstanding according to their existing terms.
If you have questions, please contact Stephanie Coggins, Manager of Outside Reporting, via phone at (806) 677-1591 or email at stephanie.coggins@goHastings.com.